UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2017

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	December 26, 2017	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT ON THE

PROVISION OF GUARANTEE FOR SOME SUBSIDIARIES

This overseas regulatory announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company and all members of the board of directors confirm that the information contained in this announcement is true, accurate and complete, and no misrepresentations, misleading statements or material omissions are contained herein.

IMPORTANT NOTICE

Name of guaranteed party	Amount of guarantee	Balance of guarantee actually provided	Availability of counter guarantee	Guarantor
China United Airlines Co., Ltd. (“China United Airlines”)	The aggregate maximum limit being RMB1 billion	Guarantee not provided previously	No	China Eastern Airlines Corporation Limited (the “Company”)
Shanghai Eastern Flight Training Co., Ltd. (“Shanghai Flight Training”)		USD16.3378 million
Eastern Business Airlines Service Co., Ltd. (“Eastern Business Airlines Service”)		Guarantee not provided previously
China Eastern Airlines Technology Co., Ltd. (“Eastern Technology”)		Guarantee not provided previously
Shanghai Dongmei Air Travel Co., Ltd. (“Shanghai Dongmei”)	RMB10 million	Guarantee not provided previously	No	Shanghai Airlines Tours International (Group) Co., Ltd. (“Shanghai Tours”)

•	Aggregate amount of overdue external guarantee: nil

I.	OVERVIEW OF THE GUARANTEE

On 22 December 2017, the resolution regarding the provision by the Company of guarantee to some of its wholly-owned subsidiaries or their respective wholly-owned subsidiaries was considered and approved on the 2017 eighth regular meeting of the board of directors of the Company (the “Board”), pursuant to which it was agreed that (1) the Company shall provide guarantee in the total amount of up to RMB1 billion to four wholly-owned subsidiaries namely China United Airlines, Shanghai Flight Training, Eastern Business Airlines Service, Eastern Technology, or their respective wholly-owned subsidiaries; and (2) Shanghai Tours (a wholly-owned subsidiary of the Company) shall provide guarantee in the total amount of RMB10 million to its wholly-owned subsidiary, Shanghai Dongmei.

II.	BASIC INFORMATION OF THE GUARANTEED PARTIES

(I)	China United Airlines Co., Ltd.

1.	Registered address: Court 1, Western Zone, 6 Jingbei East Road, Fengtai District, Beijing;

2.	Legal representative: Tang Bing;

3.	Registered capital: RMB1,320 million;

4.	Business scope: domestic (including Hong Kong, Macau and Taiwan) air passenger and cargo transportation business; international air passenger and cargo transportation business to the nearby countries; agency services among airlines companies; the service business in relation to air transportation operations; retail of pre-packaged food (Food Circulation Permit will be valid until 21 January 2018); retail of souvenir and items for aviation services; to place both domestic and overseas advertisements on its own media and the agency of advertising business of its branches; ticketing services; warehousing services; corporate management consulting; investment management and asset management; design, production, agency advertising; sales of art pieces, cosmetics, hygiene products, clothing, footwear and bags, cultural items, computers, software and auxiliary equipment, electronic products, household appliances, and jewelry; automobile rental (excluding passenger vehicles with more than 9 seats);

5.	100% equity interests in China United Airlines are held by the Company;

6.	Financial position of the most recent year and period:

Unit: RMB

As of	31 December 2016	30 September 2017
Total assets	8,220,418,527.16	9,308,717,282.37
Net assets	2,414,724,431.4	3,104,017,812.90
Total liabilities	5,805,694,095.76	6,204,699,469.47
Current liabilities	3,004,743,382.11	2,089,635,756.43
For the period from	January to December 2016	January to September 2017
Revenue	4,234,791,359.27	3,914,146,574.19
Net profit	468,010,800.96	691,022,694.00

(II)	Shanghai Eastern Flight Training Co., Ltd.

1.	Registered address: No. 518, Fasai Road, Free Trade Zone, Shanghai, the People’s Republic of China;

2.	Legal representative: Shi Fukang;

3.	Registered capital: RMB693.80 million;

4.	Business scope: provision of training for pilots and other flight-related crew, import and export of cargo and technology, leasing of self-owned properties as well as maintenance and research and development of aviation equipment, consultation of aviation industry knowhow (other than training), development and sales of computer software and conference services;

5.	100% equity interests in Shanghai Flight Training are held by the Company;

6.	Financial position of the most recent year and period:

Unit: RMB

As of	31 December 2016	30 September 2017
Total assets	1,961,860,139.48	1,853,463,467.30
Net assets	1,020,800,468.28	1,120,274,010.41
Total liabilities	941,059,671.20	733,189,456.89
Current liabilities	766,156,488.40	594,081,734.73
For the period from	January to December 2016	January to September 2017
Revenue	673,375,751.06	355,895,642.52
Net profit	251,758,104.00	99,473,542.13

(III)	Eastern Business Airlines Service Co., Ltd.

1.	Registered address: Room 716, Zone A, 7/F, No. 1023 Qinghu Road, Qingpu District, Shanghai;

2.	Legal representative: Jiang jiang;

3.	Registered capital: RMB50 million;

4.	Business Scope: general aviation chartered flight, medical care and rescue, commercial pilot license training, aircraft hosting services, private commercial pilot license training, maintenance and repair of aircraft and aviation equipment, air agency services, extended business related to air transport agency, travelling consultation, conference and exhibition service, automobile leasing, import and export of goods and technologies, sale of art pieces and gifts;

5.	100% equity interests in Eastern Business Airlines Service are held by the Company;

6.	Financial position of the most recent year and period:

Unit: RMB

As of	31 December 2016	30 September 2017
Total assets	109,172,471.95	98,690,576.08
Net assets	58,518,892.19	45,354,812.33
Total liabilities	50,653,579.76	53,335,763.75
Current liabilities	50,653,579.76	53,335,763.75
For the period from	January to December 2016	January to September 2017
Revenue	255,962,069.10	178,833,749.28
Net profit	2,920,563.83	–13,164,079.86

(IV)	China Eastern Airlines Technology Co., Ltd.

1.	Registered address: No. 277, Kong Gang San Road, Hongqiao Airport, Changning District, Shanghai;

2.	Legal representative: Feng Liang;

3.	Registered capital: RMB4,300 million;

4.	Business scope: Maintenance and repair of aircraft/airframe, power devices, and aircraft components other than complete engine/propeller, as well as special-purpose operations; training on civil aviation aircraft and training on repairing of civil aviation aircraft components; engineering services, aviation parts supply chain management, and consultation, agency and investment business related to maintenance of aircrafts;

5.	100% equity interests in Eastern Technology are held by the Company;

6.	Financial position of the most recent year and period:

Unit: RMB

As of	31 December 2016	30 September 2017
Total assets	8,227,535,403.22	7,329,769,212.83
Net assets	4,113,060,591.98	4,301,097,863.50
Total liabilities	4,114,474,811.24	3,028,671,349.33
Current liabilities	3,639,628,147.93	2,554,640,121.35
For the period from	January to December 2016	January to September 2017
Revenue	6,736,784,787.70	5,324,521,324.03
Net profit	154,518,290.12	188,037,271.52

(V)	Shanghai Dongmei Air Travel Co., Ltd.

1.	Registered address: 13/F, No. 376 Zhaojiabang Road, Xuhui District, Shanghai

2.	Legal representative: You Qin

3.	Registered capital: RMB51,369,026

4.	Business Scope: Travel agency, domestic and international air passenger sales agency, tourism information services, hotel booking, exhibition services, conference services, insurance agency, international airline cargo transport agency, cargo transport agency, courier services (other than letters and items of similar nature);

5.	100% equity interests in Shanghai Tours are held by the Company; whereas 100% equity interests in Shanghai Dongmei are held by Shanghai Tours;

6.	Financial position of the most recent year and period:

Unit: RMB

As of	31 December 2016	30 September 2017
Total assets	91,247,638.62	69,333,186.30
Net assets	50,888,739.65	46,567,347.36
Total liabilities	40,358,898.97	22,765,838.94
Current liabilities	40,358,898.97	22,765,838.94
For the period from	January to December 2016	January to September 2017
Revenue	176,335,157.66	129,699,499.47
Net profit	2,558,032.05	–4,321,392.29

III.	PARTICULARS OF THE GUARANTEE

Name of guaranteed party	Amount of guarantee	Type of guarantee	Method of guarantee	Term of guarantee	Use
China United Airlines	The aggregate maximum limit being RMB 1 billion	Credit guarantee	Joint liability guarantee	Same as the period of subject obligations of the respective guaranteed parties and shall not exceed 10 years	Capital requirements in daily operations and transformation and development
Shanghai Flight Training
Eastern Business Airlines Service
Eastern Technology
Shanghai Dongmei	RMB10 million	Credit guarantee	Joint liability guarantee	Same as the period of subject obligations of the guaranteed party and shall not exceed 10 years	Capital requirements in daily operations

IV.	OPINION OF THE BOARD

In recent years, as there has been an expansion in the business scale of the Company’s subsidiaries, transformation of China United Airlines to be a low-cost airline, and the innovation in asset management approach by Eastern Technology which promoted the transformation of protective assets to operational assets, the capital expenditure of each of the subsidiaries has increased. Given the Company’s thorough understanding of the operating status, credit standing and debt repayment capability of its subsidiaries, and recognition that their financial risk is under control, the guarantee provided by the Company for its subsidiaries would further enhance the credit standing of its subsidiaries, reduce the finance cost and also secure the facilities required for their production and operation, reform and transformation to facilitate their sustainable and healthy development, thereby uplifting the overall operating level of the Company.

In view of the above, the Board agreed that: the Company shall provide, within the period from the effective date of the resolution to 31 December 2018, guarantee in the total amount of up to RMB1 billion to four wholly-owned subsidiaries namely China United Airlines, Shanghai Flight Training, Eastern Business Airlines Service, Eastern Technology, or their respective wholly-owned subsidiaries. Where the subject obligations are denominated in foreign currencies, the amounts shall be translated to Renminbi at the exchange rates prevailing at the time of provision of the guarantee. The period of guarantee shall be the same as the period of subject obligations of the respective guaranteed parties and shall not exceed 10 years. It is also agreed that Shanghai Tours shall provide guarantee in the total amount of RMB10 million to Shanghai Dongmei and the period of guarantee shall be the same as the period of subject obligations of the respective guaranteed parties and shall not exceed 10 years. The president of the Company shall be authorized to take charge of the detailed implementation thereof, and the implementation progress shall be reported to the Board.

After prior review, the independent directors of the Company agreed to the provision of guarantee by the Company for its subsidiaries and to put forward the relevant resolution to the Board for its consideration and approval. The independent opinions issued by the independent directors are as follows: the Company’s provision of guarantee for its subsidiaries would be beneficial in enhancing the credit standing of the guaranteed parties and securing the facilities required for their production and operation to facilitate their sustainable and healthy development, and be in the interest of the Company and its shareholders as a whole.

The Board’s consideration of the provision of guarantee for the Company’s subsidiaries has been approved by more than two-thirds of the directors present in the meeting, in addition to the consent granted by more than half of all directors on board. The voting procedures of the meeting complied with laws and regulations, the articles of association of the Company and rules for procedures of meeting of the Board.

V.	AGGREGATE AMOUNT OF ALL EXTERNAL GUARANTEES AND OVERDUE GUARANTEES

As of 22 December 2017, the aggregate amount of external guarantees granted by the Company and its majority-controlled subsidiaries comprised US$16.3378 million, SGD500 million (provides guarantee for the issuance of SGD-denominated bonds) and RMB4 billion (provides guarantee for subsidiaries’ loans) , respectively, or approximately RMB6.557 billion in aggregate, all of which are guaranteed by the Company in favour of its wholly-owned subsidiaries. Such amounts in aggregate represent 15.48% of the audited net assets of the Company as at 31 December 2016. No overdue guarantee existed in the Company.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary
Shanghai, the People’s Republic of China
22 December 2017

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Li Yangmin (Director, Vice President), Xu Zhao (Director), Gu Jiadan (Director), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director) and Cai Hongping (Independent non-executive Director).

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